Mail Stop 3561

August 22, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Neil A. Ciarfalia
 Chief Financial Officer
AZTAR CORPORATION
2390 East Camelback Road, Suite 400
Phoenix, Arizona 85016

     Re: Aztar Corporation
               Form 10-K for the year ended December 31, 2005
               File No. 1-12092

Dear Mr. Ciarfalia:

     We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        David R. Humphrey
                        Branch Chief